JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

November 9, 2022

VIA EDGAR

Ms. Mara Ransom

Ms. Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

Correspondence submitted September 29, 2022

File No. 001-36450

Dear Ms. Ransom and Ms. Beukenkamp,

This letter sets forth the Company’s responses to the comments contained in the letter dated October 26, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F submitted on September 29, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence filed September 29, 2022

Introduction, page 2

1.

As applicable, revise your disclosure to explain whether regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment in the future or continue to list on a U.S. and/or foreign exchange. We note your discussion on page 7 regarding these risks and uncertainties in connection with your operations in China.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 9, 2022

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in ~~China~~ Chinese mainland, and we are subject to complex and evolving ~~PRC~~ laws and regulations in Chinese mainland. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Item 3. Key Information

Cash and Assets Through Our Organization, page 3

2.

We note your prior acknowledgement that you will amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide similar disclosure regarding cash in the business that is in Hong Kong or a Hong Kong entity and the fact that such funds may not be available to fund operations or for other use outside of Hong Kong.

The Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly. The Company also respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 9, 2022

Page 8:

Cash and Asset Flows Through Our Organization

. . .

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our~~ the consolidated variable interest entities in which we have no legal ownership, totaling ~~RMB24.2 billion,~~ RMB28.9 billion, ~~and~~ RMB46.4 billion ~~(US$7.3 billion)~~, and RMB            billion (US$            billion) as of December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 9, 2022

Risk Factors, page 18

3.

Revise your disclosure to include risk factor disclosure explaining whether there are laws and/or regulations in Hong Kong that result in oversight over data security, how this oversight impacts your business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

The Company respectfully submits to the Staff that, to the extent the Company has accessed data in Hong Kong, it has been in compliance with relevant laws and regulations in Hong Kong regarding data security. As such, the Company believes that the laws and regulations in Hong Kong regarding data security do not have a material impact on the Company’s business as of the date hereof, but undertakes to closely monitor any update of relevant laws and regulations in Hong Kong in the future and make appropriate disclosures accordingly. The Company also respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 32:

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

. . .

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. In addition, to the extent we have accessed data in Hong Kong, we have been in compliance with relevant laws and regulations in Hong Kong regarding data security, and we believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business, as of the date of this annual report. However, if certain laws and regulations in Hong Kong were to result in oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

*    *    *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8911-8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Sandy Ran Xu
Sandy Ran Xu
Chief Financial Officer

cc:	Lei Xu, Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP